nFlate, Inc.
Statements of Stockholders' Deficit
(Unaudited)

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Acculumated Deficit	Total Stockholders' Equity (Deficit)
Balance, December 31, 2014	4,000,000	$ 400	$ -	$ (3,430)	$ (3,030)
Net loss				(10,793)	(10,793)
Balance, December 31, 2015	4,000,000	400	-	(14,223)	(13,823)
Net loss				(380,076)	(380,076)
Balance, December 31, 2016	4,000,000	$ 400	$ -	$ (394,299)	$ (393,899)